UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 23)

SEASPAN CORPORATION

(Name of Issuer)

Class A common shares, $.01 par value per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Deep Water Holdings, LLC c/o Washington Corporations 101 International Drive P.O. Box 16630 Missoula, MT 59808 (406) 523-1300	Kyle Roy Washington 2014 Trust c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kevin Lee Washington 2014 Trust c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box. 2490 Jackson, WY 83001 (307) 773-9437	Kyle Roy Washington Seaspan Corporation 2600-200 Granville St. Vancouver, BC Canada V6C 1S4 (604) 638-2575

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Christopher H. Cunningham

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104-1158

Phone: (206) 370-7639

Fax: (206) 370-6040

May 27, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y75638109

1.	Name of Reporting Person Deep Water Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 39,532,117 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,532,117 Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,532,117 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.91%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class A Common Shares held by Deep Water Holdings, LLC (“Deep Water”), whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust. Lawrence R. Simkins, the manager of Deep Water, has voting and investment power with respect to the Class A Common Shares held by Deep Water. Mr. Simkins disclaims any beneficial ownership of the Class A Common Shares beneficially owned by Deep Water, the Dennis Washington Trust and Dennis R. Washington.
**	Based on 104,288,715 Class A Common Shares outstanding as of May 27, 2016 as provided in the Issuer’s Final Prospectus Supplement on Form 424b5 filed on May 24, 2016.

1.	Name of Reporting Person The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 39,532,117 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,532,117 Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,532,117 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.91%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class A Common Shares beneficially owned by The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”) may also be deemed to be beneficially owned by Dennis R. Washington, the trustee of the Dennis Washington Trust.
**	Based on 104,288,715 Class A Common Shares outstanding as of May 27, 2016 as provided in the Issuer’s Final Prospectus Supplement on Form 424b5 filed on May 24, 2016.

1.	Name of Reporting Person Dennis R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 39,532,117 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,532,117 Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,532,117 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.91%**
14.	Type of Reporting Person IN

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class A Common Shares held by Deep Water Holdings, LLC, whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust.
**	Based on 104,288,715 Class A Common Shares outstanding as of May 27, 2016 as provided in the Issuer’s Final Prospectus Supplement on Form 424b5 filed on May 24, 2016.

1.	Name of Reporting Person The Kyle Roy Washington 2014 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 4,823,170 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,823,170 Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,823,170 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.63%**
14.	Type of Reporting Person OO

*	As the trustee of the Kyle Roy Washington 2014 Trust (the “Kyle Washington 2014 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Class A Common Shares held by the Kyle Washington 2014 Trust. The Kyle Washington 2014 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.
**	Based on 104,288,715 Class A Common Shares outstanding as of May 27, 2016 as provided in the Issuer’s Final Prospectus Supplement on Form 424b5 filed on May 24, 2016.

1.	Name of Reporting Person Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,615,500 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,615,500 Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,615,500 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.55%**
14.	Type of Reporting Person OO

*	As the trustee of the Kyle Roy Washington 2005 Irrevocable Trust, created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Class A Common Shares held by the Kyle Washington 2005 Trust. The Kyle Washington 2005 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.
**	Based on 104,288,715 Class A Common Shares outstanding as of May 27, 2016 as provided in the Issuer’s Final Prospectus Supplement on Form 424b5 filed on May 24, 2016.

1.	Name of Reporting Person The Kevin Lee Washington 2014 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 6,139,661 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,139,661 Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,139,661 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.89%**
14.	Type of Reporting Person OO

*	As the trustee of The Kevin Lee Washington 2014 Trust (the “Kevin Washington 2014 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Class A Common Shares held by the Kevin Washington 2014 Trust. The Kevin Washington 2014 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.
**	Based on 104,288,715 Class A Common Shares outstanding as of May 27, 2016 as provided in the Issuer’s Final Prospectus Supplement on Form 424b5 filed on May 24, 2016.

1.	Name of Reporting Person Copper Lion, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 12,578,331 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,578,331 Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,578,331 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.06%**
14.	Type of Reporting Person CO

*	In its capacity as trustee of the Kyle Washington 2014 Trust, Copper Lion, Inc. (“Copper Lion”) has voting and investment power with respect to the Class A Common Shares held by the Kyle Washington 2014 Trust. In its capacity as trustee of the Kyle Washington 2005 Trust, Copper Lion has voting and investment power with respect to the Class A Common Shares held by the Kyle Washington 2005 Trust. In its capacity as trustee of the Kevin Washington 2014 Trust, Copper Lion has voting and investment power with respect to the Class A Common Shares held by the Kevin Washington 2014 Trust.
**	Based on 104,288,715 Class A Common Shares outstanding as of May 27, 2016 as provided in the Issuer’s Final Prospectus Supplement on Form 424b5 filed on May 24, 2016.

1.	Name of Reporting Person Kyle R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 34,046 Class A Common Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 34,046 Class A Common Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,046 Class A Common Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.03%*
14.	Type of Reporting Person IN

*	Based on 104,288,715 Class A Common Shares outstanding as of May 27, 2016 as provided in the Issuer’s Final Prospectus Supplement on Form 424b5 filed on May 24, 2016. Although Kyle R. Washington holds less than 5% of shares of the Issuer (as defined in the Explanatory Statement of this report), Kyle R. Washington joins this Schedule 13D as a reporting person in light of the history of dealings between the Reporting Persons (defined below) and the disclosure regarding possible group status in Item 5 of Amendment 12 to this Schedule 13D.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Shares held by Kyle R. Washington, and Kyle R. Washington disclaims beneficial ownership of the shares held by the other Reporting Persons.

EXPLANATORY STATEMENT

This Amendment No. 23 to Schedule 13D (“Amendment No. 23”) relates to Class A Common Shares, par value $0.01 per share (the “Common Shares”) of Seaspan Corporation, a corporation organized and existing under the Republic of the Marshall Islands (the “Issuer”). This Amendment No. 23 is being filed on behalf of the following persons (collectively, the “Reporting Persons”): Deep Water Holdings, LLC, The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust (the “Kyle Washington 2014 Trust”), the Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), the Kevin Lee Washington 2014 Trust (the “Kevin Washington 2014 Trust”), Copper Lion, Inc. and Mr. Kyle R. Washington.

This Amendment No. 23 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on February 11, 2009, as amended on May 15, 2009 and as subsequently amended on May 27, 2009, August 20, 2009, August 31, 2009, September 11, 2009, October 6, 2009, May 28, 2010, June 23, 2010, March 18, 2011, April 19, 2011, December 13, 2011, January 31, 2012, March 13, 2012, March 28, 2012, August 2, 2012, August 23, 2012, January 8, 2013, February 7, 2014, November 12, 2014, January 13, 2015, February 22, 2016, and May 19, 2016 (the “Schedule 13D”). This Amendment No. 23 reflects changes in ownership as a result of additional shares acquired by the Reporting Persons from the Issuer.

Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth in this Amendment No. 23, the Schedule 13D remains unmodified.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 3.

The additional Common Shares disclosed in this Amendment No. 23 were issued pursuant to an additional investment by one of the Reporting Persons in Issuer.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 4.

The Reporting Persons hold the Common Shares for investment purposes only and will continue to evaluate their ownership and voting positions in the Issuer and may consider the following future courses of action, among others: (i) continuing to hold the Common Shares for investment; (ii) disposing of all or a portion of the Common Shares in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of Common Shares in the open market or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Shares. The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take. The Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Shares, the Issuer’s prospects, and the Reporting Persons’ respective portfolios.

Except as set forth above and in Item 6, none of the Reporting Persons has any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (i) any action similar to those enumerated above.

The Reporting Persons do not have any current plans or proposals to change the number or term of directors or to fill any vacancies on the board.

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

Under the terms of the Shareholders Agreement dated as of May 17, 2016 (the “Shareholders Agreement”), among certain of the Reporting Persons and Tiger Container Shipping Company Limited (“Tiger”), Gerry Wang Family Enterprises Limited (“GWF”), Gerry Wang, Graham Porter and all other shareholders that become a party thereto, all shareholders party to the Shareholders Agreement have agreed to certain procedures for the election of the board of directors and amendments to the Issuer’s Amended and Restated Articles of Incorporation, as amended, or the Issuer’s Amended and Restated Bylaws, as amended, to vote their shares in accordance with those procedures. In addition, (i) all of the shareholders that are a party to the Shareholders Agreement have agreed that they will not transfer any shares of Common Stock that they hold, subject to certain exceptions. Accordingly, the Reporting Persons, Tiger, GWF, Gerry Wang, and Graham Porter may be deemed to comprise a group within the meaning of the Exchange Act Rule 13d-5(b). If the Reporting Persons are deemed to be a member of such group, then combined with the shares of Common Stock held of record such group, the group would beneficially own an aggregate of 60,821,812.606 shares of Common Stock, which represent 58.32% of the Issuer’s outstanding shares of Common Stock.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) None.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Shareholders Agreement

On May 17, 2016, the Reporting Persons, Tiger, Gerry Wang Family Enterprises Limited, Gerry Wang and Graham Porter entered into the Shareholders Agreement, which sets forth provisions relating to, among other things, transfers of shares of Common Stock and participation in the board of directors of the Issuer. The Shareholders Agreement is effective for five years subject to the termination provisions contained therein.

The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed as Exhibit 2.1 to Amendment No. 22 to this Schedule 13D, filed May 19, 2016, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2016	DEEP WATER HOLDINGS, LLC (1)

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: May 27, 2016	THE ROY DENNIS WASHINGTON REVOCABLE LIVING TRUST CREATED UNDER AGREEMENT DATED NOVEMBER 16, 1987, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATION AND RESTATEMENTS (1)

/s/ Dennis R. Washington
Dennis R. Washington, Trustee

Dated: May 27, 2016	DENNIS R. WASHINGTON (1)

/s/ Dennis R. Washington
Dennis R. Washington

Dated: May 27, 2016	THE KYLE ROY WASHINGTON 2014 TRUST (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: May 27, 2016	KYLE ROY WASHINGTON 2005 IRREVOCABLE TRUST CREATED UNDER AGREEMENT DATED JULY 15, 2005, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATIONS AND RESTATEMENTS (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: May 27, 2016	THE KEVIN LEE WASHINGTON 2014 TRUST (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: May 27, 2016	COPPER LION, INC. (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc.

Dated: May 27, 2016	KYLE R. WASHINGTON (1)

/s/ Kyle R. Washington
Kyle R. Washington

(1)	This amendment is being filed jointly by Deep Water Holdings, LLC, the Dennis Washington Trust, Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust, the Kyle Roy Washington 2005 Trust, the Kevin Lee Washington 2014 Trust, Copper Lion, Inc., and Mr. Kyle R. Washington pursuant to the Joint Filing Agreement dated February 22, 2016 and included as Exhibit 10.4 to Amendment No. 21 to this Schedule 13D.